Exhibit 99.1

Tiger Media Announces
Appointment of Jacky Wang as Chief Financial Officer

Shanghai, China, July 22, 2014 — Tiger Media, Inc. (“Tiger Media” or the “Company”) (NYSE MKT: IDI), a Shanghai-based nationwide multi-platform media company, announces the appointment of Jacky Wang as Chief Financial Officer effective August 1, 2014.

Mr. Wang brings to Tiger Media over 13 years of executive financial management and public accounting experience. Prior to joining Tiger Media, Mr. Wang served as the Vice President of Finance of Touchmedia, China’s leading in-taxi touchscreen media provider. Prior to Touchmedia, Mr. Wang served from February 2010 to June 2013 as Finance Director of AdChina Ltd., a leading integrated internet advertising provider in China. Mr. Wang began his career at Ernst & Young, where he worked for the firm’s Assurance & Advisory Business Service division in both the Shanghai and Los Angeles (two years) offices from September 2001 to February 2010. Mr. Wang is a Certified Public Accountant in the State of California and a member of the Chinese Institution of Certified Public Accountants, and holds a B.A. in Business Administration from Shanghai International Studies University.

Mr. Peter Tan, Chief Executive Officer of Tiger Media, commented, “I am delighted that Jacky will be joining us as Chief Financial Officer. I believe that Jacky’s role at Touchmedia and AdChina will translate nicely to the expansion and further development of our iScreen Outdoor LCD operations. Additionally, his experience at both a corporate and public accounting level will complement our executive team and will be invaluable as Tiger Media enters its next phase of growth. As we expand our operations, we believe it is critical to have someone with Jacky’s skills in leading our expansion and business development opportunities throughout China. I am thrilled that we are able to attract such great talent to our team.”

Mr. Wang added, “I am extremely excited to be joining Tiger Media at this specific time in the company’s history. I believe the touchscreen media and Internet advertisers I interacted with at Touchmedia and AdChina, respectively, will prove to be beneficial as we grow the iScreen business.”

About Tiger Media

Tiger Media is a leading nationwide multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including iScreen Outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to, whether we can systematically scale up our concessions and expand our operations; and the risks that there are uncertainties and matters beyond the control of management, including whether Mr. Wang’s roles and experiences at Touchmedia. AdChina and Ernst and Young will translate positively to the Company’s business, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Peter Tan, 13817097881
ir@tigermedia.com